Hi ████,

Hope you are having a happy, healthy fall! We had to reach out with exciting news.

Ruth Health is launching its **crowdfunded community round with WeFunder**! This is our first ever chance to bring together fans, friends, advisors, and even users—whether accredited or unaccredited investors—to financially support the future of women's + maternal health.

Our mission:
To make quality, joyful maternal healthcare accessible for every body.

If you believe in our mission to increase access and affordability of care for every birthing person and partner in America, you can join in on making it a reality. And you are one of a select group getting a sneak peek at the *private release* of this campaign.

Why join the Ruth Health WeFunder?

1. You believe womens and maternal healthcare need improving, and know that startups like ours improve health equity for hundreds of people right now.

2. Ruth Health just had its best month yet—with revenue increasing, new products growing, and better outcomes than ever before (read on in our WeFunder page to learn more!).

3. You've been a supporter of Ruth Health for a long time, so we'd love to reserve special space for you before we open this up to the broader community at the end of the month.

4. The traditional capital markets are unreliable and inequitable for founders like Alison + Audrey. Backers like you give us a chance to keep building and serving our mission.

5. Because your investment allows us to retain our amazing team of 10, build new products in prenatal/postpartum fitness + wellness, and increase our paid media and B2B sales efforts. This campaign is the way forward for us as a company.

How does it work?

WeFunder makes it easy. You'll set the dollar amount you'd like to invest, and be guided along step-by-step. You'll sign a subscription agreement to join the SPV, not a SAFE Note or other typical investment vehicle. Every legal, financial, and paperwork detail will be covered in your onboarding with WeFunder.

And you can join the round for as little as $100!

Just click here to learn more and make your generous commitment to our team + patients at Ruth Health.

Our sincerest hope is that you might be willing to join the round for $____, but every little bit counts. Can we count on you to help us continue this important work?

If you have any questions about investing in the round, please reach out with 3 available time slots and we'll get a meeting scheduled ASAP. We hope the WeFunder page here helps as a deep dive into the campaign.

Thank you for investing in women + our futures!
Alison Greenberg + Audrey Wu

Legal disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   